Exhibit 3.370

Limited Liability Company Agreement

Of

VETERANS CORPORATE CENTER LLC

October 20, 2005

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TABLE OF CONTENTS

(Continued)

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TABLE OF CONTENTS

(Continued)

		Page

ARTICLE 12 MISCELLANEOUS PROVISIONS		37
Section 12.1	Notices	37
Section 12.2	Governing Law	37
Section 12.3	Entire Agreement; Amendments	38
Section 12.4	Waiver	38
Section 12.5	Severability	38
Section 12.6	Ownership of Property and Right of Partition	38
Section 12.7	Involvement of Members in Certain Proceedings	38
Section 12.8	Interest	38
Section 12.9	Attorneys’ Fees	38
Section 12.10	Consent	38

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INDEX TO EXHIBITS AND SCHEDULES

EXHIBIT	DESCRIPTION

Exhibit A	Schedule of Acquisition Costs

Exhibit B	Legal Description of the Property

Exhibit C	Intentionally Omitted

Exhibit D	Dividend Funding Conditions

Exhibit E	Project Budget and Leasing Plan

Exhibit F	Initial Development Budget

Exhibit G	Developer Duties

Exhibit H	SIP Guaranty

Schedule 6.1	Initial Capital Contributions

Schedule 11.2(f)	Alternative Transaction

Schedule 11.3	Fair Market Value

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LIMITED LIABILITY COMPANY AGREEMENT

OF

VETERANS CORPORATE CENTER LLC

This Limited Liability Company Agreement (this “Agreement”) is entered into as of October 20, 2005 between SIP 5, L.P., a Georgia limited partnership, as a Member and the initial Administrative Member (“SIP Member”), and DCT VETERANS CORPORATE CENTER LLC, a Delaware limited liability company, as a Member (“Dividend Member”).

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Acquisition Costs” means any and all third-party costs, expenses and fees, as itemized and set forth on Exhibit A attached hereto, reasonably incurred by any Member, its Affiliate or the Company in connection with (i) the due diligence for the Property and the Members’ investment in the Company, (ii) the formation of the Company and the preparation, review, negotiation, and entering into of this Agreement and the other organizational and authorization documents for the Company, and (iii) the payment of the purchase price and other closing costs required to acquire the Property.

“Acquisition Date” means the date upon which the Company acquires title to the Property.

“Act” means the Delaware Limited Liability Company Act, as it may be amended from time to time.

“Additional Capital Contribution” has the meaning set forth in Section 6.2.

“Additional Capital Sharing Ratios” means with respect to each Building, the percentages, from time to time, of Additional Capital Contributions of the Members relative to the total Additional Capital Contributions of all Members with respect to such Building. The initial Additional Capital Sharing Ratios of the Members (based on the Additional Capital Contributions to be made by each of the Members upon the acquisition of the Property) are as follows:

Dividend Member	100%	90%
SIP Member	0%	10%

“Adjusted Capital Account” means, with respect to a Member, such Member’s Capital Account as of the end of each fiscal year, as the same is specially computed to reflect the adjustments required or permitted to be taken into account in applying Regulations Section 1.704-l(b)(2)(ii)(d) (including adjustments for Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain).

“Adjusted Capital Account Deficit” means, for each Member, the deficit balance, if any, in that Member’s Adjusted Capital Account.

“Administrative Member” means SIP Member, and each Person hereafter designated as a successor Administrative Member in accordance with this Agreement, until such Person ceases to be a Administrative Member of the Company.

“Affiliate” means, with respect to a Person, another Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Person in question. The term “control” as used in the preceding sentence (and elsewhere in this Agreement) means, with respect to a Person that is a corporation, the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled corporation, and, with respect to a Person that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled Person.

“Architect” means the architect selected by the Members to prepare the Plans and to act as the project architect for the development of the Property, or such replacement architect as the Administrative Member and Dividend Member approve.

“Bankruptcy” means, with respect to a Person, the occurrence of (1) an assignment by the Person for the benefit of creditors; (2) the filing by the Person of a voluntary petition in bankruptcy; (3) the entry of a judgment by any court that the Person is bankrupt or insolvent, or the entry against the Person of an order for relief in any bankruptcy or insolvency proceeding; (4) the filing of a petition or answer by the Person seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (5) the filing by the Person of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding for reorganization or of a similar nature; (6) the consent or acquiescence of the Person to the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (7) any other event which would cause the Person to cease to be a member of a limited liability company under Section 18-304 of the Act.

“Building” means each of Building 1 and Building 2.

“Building 1” means the 189,133 square foot building constructed on the Land.

“Building 2” means the 161,200 square foot building to be constructed on the Land.

“Business Day” means any day other than Saturday, Sunday, or other day on which commercial banks in New York are authorized or required to close under the laws of the State of New York and are actually closed.

“Business Plan” means the Leasing Plan, the Project Budget and such other matters as Dividend Member and SIP Member agree to include in the Business Plan from time to time.

“Call Notice” has the meaning set forth in Section 11.2.

“Capital Account” has the meaning set forth in Section 9.1.

“Capital Advance” has the meaning set forth in Section 6.4.

“Capital Contribution” means, with respect to each Member, the amount of cash and the initial Gross Asset Value of any property (net of liabilities assumed by the Company resulting from such contribution and liabilities to which the property is subject) contributed to the Company by that Member.

“Certificate” has the meaning set forth in Section 2.1.

“Closing” has the meaning set forth in Section 11.2.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any corresponding provisions of succeeding law.

“Company” means Veterans Corporate Center LLC, a Delaware limited liability company.

“Completion” means satisfaction of all requirements and conditions for the Completion Date.

“Completion Date” means, with respect to Building 2, the date when (a) the development of Building 2 (or applicable portion thereof) is substantially completed in accordance with the Business Plan and the Plans, as evidenced by the issuance of a certificate of substantial completion on A.I.A. Form G-704 by the Contractor with no material condition or qualification, and the approval of the Contractor’s certificate of substantial completion by the Architect, (b) all claims for work performed or materials provided for the development of the Property have been paid in full, as evidenced by lien releases and lien waivers from all Persons providing such work or materials, or bonded, and (c) a final and unconditional certificate of occupancy for Building 2, or a temporary certificate of occupancy for Building 2 which allows the tenants thereof to operate their businesses within Building 2, have been issued by the applicable governmental authority having jurisdiction over Building 2.

“Construction Contract” means a guaranteed maximum price contract to be entered into between the Company and the Contractor for the development and Completion of Building 2, in form and substance reasonably acceptable to the Administrative Member and Dividend Member.

“Construction Cost Overrun” means the amount by which the actual costs incurred for the Hard Cost Budget Items exceed the amount allocated for the Hard Cost Budget Items in the final Development Budget to be approved pursuant to the terms of Section 4.1(e) (after allocation to such line item of any available Cost Savings, hard cost contingency or soft cost contingency, as applicable).

“Construction Cost Overrun Contribution” has the meaning set forth in Section 6.3.

“Contractor” means the contractor approved by the Members and engaged by the Company to construct the Project.

“Contributing Member” has the meaning set forth in Section 6.4.

“Cost Savings” means for all Hard Cost Budget Items, the amount by which the sum of all costs paid for the Hard Cost Budget Items on which all work has been completed and all costs have been paid is less than the amount allocated for the Hard Cost Budget Items, as certified to the Company by SIP Member. Any Cost Savings shall be allocated to hard cost contingency, and available to defray Construction Cost Overruns.

“Default Rate” means the lesser of (a) the maximum lawful interest rate or (b) twenty-one percent (21%) per annum.

“Depreciation” means, for each taxable year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for the year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of the year or other period, Depreciation will be an amount which bears the same ratio to the beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for the year or other period bears to the beginning adjusted tax basis, provided that if the federal income tax depreciation, amortization, or other cost recovery deduction for the year or other period is zero, Depreciation will be determined with reference to the beginning Gross Asset Value using any reasonable method selected by the Administrative Member and Dividend Member.

“Designated Price” has the meaning set forth in Section 11.2.

“Development Budget” means a budget for construction of Building 2 setting forth in detail, by category and line item, all hard costs of construction of the Project, including without limitation Hard Cost Budget Items, as well as architectural, engineering and professional fees, zoning, tap and impact fees, permit fees, and builders risk insurance premiums. The preliminary Development Budget (without hard cost line items) is attached hereto as Exhibit F, and the final Development Budget shall be approved as set forth in Section 4.1(e).

“Dividend” means Dividend Capital Operating Partnership LP, a Delaware limited partnership or such other Dividend Affiliate as retains management authority over the Dividend Member’s Membership Interests.

“Dividend Affiliate” means any Affiliate of Dividend.

“Dividend Funding Conditions” means the conditions to the funding of Loan Proceeds by Dividend Member set forth in Exhibit D attached hereto.

“Dividend Member” means DCT Veterans Corporate Center LLC, a Delaware limited liability company and any permitted assignee or successor to any of the Membership Interests currently held by Dividend Member, for so long as such Person is a Member.

“Entitlements” means any and all permits, approvals, consents, certificates of occupancy, use or zoning variances and authorizations and licenses which are required by any governmental authority or which are otherwise necessary or desirable to develop, construct, occupy and use the Project, any one or part of which is an “Entitlement,” including, without limitation, conditional use permits, development plans and building permits.

“Gross Asset Value” has the meaning set forth in Section 9.2.

“Hard Cost Budget Items” means the line items in the Development Budget which are specifically designated therein to be “Hard Cost Budget Items.”

“Interest Increment” shall mean 1.38%

“Interest Period” shall mean (i) with respect to the initial Interest Period, the period commencing on the date of the initial advance of the Loan and ending on October 31, 2005; (ii) with respect to any advance of the Loan (other than the initial advance) made within any calendar quarter, the period commencing on the date of such advance and ending on the last day of such calendar month, and (iii) with respect to each subsequent Interest Period, the period commencing on the first day of such succeeding calendar month and ending on the last day of such calendar month.

“Internal Rate of Return” means the discount rate, using cumulative monthly compounding, at which the net present value of the Members’ Capital Contributions to and distributions from the Company equals zero, calculated for each such Capital Contribution from the date such Capital Contribution was made. For example, Dividend Member shall have received a ten percent (10%) annual Internal Rate of Return upon its receipt of a cumulative amount of distributions that cause (a) the present value of the aggregate of all distributions to Dividend Member, discounted at an annual rate of ten percent (10%) from the date of each such distribution using cumulative monthly compounding back to the date of the Capital Contribution for which such distribution is made, reduced by (b) the present value of such Capital Contribution discounted at an annual rate of ten percent (10%) using cumulative monthly compounding from the date of such Capital Contribution, to equal zero. The Members’ Internal Rate of Return shall be calculated on the basis of the actual number of days elapsed over a 365 or 366-day year, as the case may be, using cumulative monthly compounding. Each Internal Rate of Return calculation shall be determined from and including the date upon which each Capital Contribution was made by the Members to and including the date of any distribution is made on account thereof.

“Key Documents” means (i) the Construction Contract, (ii) the Architect’s Contract, (iii) any agreement or document for the sale or transfer of any asset of the Company with a value in excess of Two Hundred Fifty Thousand Dollars ($250,000.00) other than in the ordinary course of business, (iv) any subdivision plat or map, or similar instrument subdividing the Property, and (v) any agreement or proposed agreement with an Affiliate of either Member or an Affiliate of any Affiliate of either Member.

“Leasing Plan” shall mean the plan for the leasing of the Project attached hereto as Exhibit E and made a part hereof.

“Lender” means Dividend Member or a Lender that Dividend Member shall choose in its discretion to provide financing.

“LIBOR Rate” shall mean, with respect to each Interest Period, the corresponding rate per annum for 30 day LIBOR that appears in The Wall Street Journal on the first day of such Interest Period, provided, however, that whenever the first day of any Interest Period would otherwise occur on a day other than a Business Day, then the rate per annum for 30 day LIBOR that appears in the Wall Street Journal on the immediately preceding Business Day shall be utilized for such Interest Period; provided, however, that if The Wall Street Journal no longer publishes the 30 day LIBOR, reference shall be made to the Reuters Screen ISDA page for such rate.

“Loan” means any loan made to the Company by the Lender as evidenced by the Loan Documents.

“Loan Documents” means the documents executed by, among others, the Company and any Lender.

“Loan Proceeds” means any proceeds of the Loan as disbursed from time to time pursuant to the terms hereof.

“Major Decisions” has the meaning set forth in Section 4.1(b).

“Member Loan” has the meaning set forth in Section 6.4.

“Members” means Dividend Member and SIP Member, and each Person hereafter admitted as a Member in accordance with this Agreement, until such Person ceases to be a Member of the Company.

“Membership Interests” means all of the rights and interests of whatsoever nature of the Members in the Company, including without limitation the right to participate in management to the extent herein expressly provided, to receive distributions of funds, and to receive allocations of income, gain, loss, deduction, and credit.

“Net Cash Flow” means Net Operating Income less debt service on loans to the Company.

“Net Operating Income” means, for any period, the amount by which Operating Revenues exceed Operating Expenses for such period.

“Non-Contributing Member” has the meaning set forth in Section 6.4.

“Operating Budget” means the annual budget, prepared by the Administrative Member and approved in writing by Dividend Member, and setting forth (x) the estimated capital and operating expenses of the Company for the then current or immediately succeeding calendar year and for each month of each such calendar year, in such detail as Dividend Member shall require, and the anticipated sources of funds therefor, (y) a detailed description of the maintenance, repair and management of the Property, including, without limitation, any planned or required improvements to the Property and the schedule therefor and (z) a detailed marketing report, which at least sets forth a description of anticipated rents for the applicable year.

“Operating Expenses” means, for any period, the current obligations of the Company for such period, determined in accordance with sound accounting principles approved by Dividend Member and applicable to industrial/warehouse real estate, consistently applied, for operating expenses of the Property, for capital expenditures not paid from the Members’ Capital Contributions, and for reserves actually funded. Operating Expenses shall not include debt service on Company loans nor any non-cash expenses such as depreciation or amortization, but shall include debt service and principal repayment of the Loans.

“Operating Revenues” means, for any period, the gross revenues of the Company from any source arising from the ownership and operation of the Property during such period, including without limitation (x) proceeds of any sale, refinancing or other capital event, (y) proceeds of any business interruption or rental loss insurance maintained by the Company from time to time, and (z) amounts released from Company reserves, but specifically excluding Capital Contributions.

“Partner Nonrecourse Debt” has the meaning assigned to it in Regulations Sections 1.704-2(b)(4) and 1.752-2.

“Partner Nonrecourse Debt Minimum Gain” has the meaning assigned to it in Regulations Section 1.704-2(i)(3).

“Partner Nonrecourse Deductions” has the meaning assigned to it in Regulations Section 1.704-2(i)(2).

“Partnership Minimum Gain” has the meaning assigned to it in Regulations Section 1.704-2(d).

“Person” means an individual or entity.

“Plans” means the plans, specifications and construction drawings for the Project and the development of the Property prepared by the Architect and approved by the Administrative Member and Dividend Member, together with all additions, modifications, supplements, addenda and change orders thereto approved by the Administrative Member and Dividend Member from time to time.

“Prime Rate” means, for each calendar month, the highest prime rate reported in the Money Rates column or Section of The Wall Street Journal published on the second business day of that month, as having been the rate in effect for corporate loans at large U.S. money center commercial banks (whether or not such rate has actually been charged by any such bank) as of the first calendar day of such month. If The Wall Street Journal ceases publication of the Prime Rate, the “Prime Rate” shall mean the prime rate (or base rate) announced by JPMorgan Chase & Co. (or any successor to JPMorgan Chase and Co.), (whether or not such rate has actually been charged by such bank). If such bank discontinues the practice of announcing the Prime Rate, the “Prime Rate” shall mean the highest rate charged by such bank on short-term, unsecured loans to its most creditworthy large corporate borrowers.

“Proceeding” has the meaning set forth in Section 4.9.

“Profits” and “Losses” mean, for each taxable year or other period, an amount equal to the Company’s taxable income or loss for the year or other period, determined in accordance with Section 703(a) of the Code (including all items of income, gain, loss or deduction required to be stated separately under Section 703(a)(1) of the Code), with the following adjustments:

(1) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses will be added to taxable income or loss;

(2) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Section 705(a)(2)(B) expenditures under Regulations Section 1.704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, will be subtracted from taxable income or loss;

(3) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Gross Asset Value of the property, notwithstanding that the adjusted tax basis of the property differs from its Gross Asset Value;

(4) In lieu of depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there will be taken into account Depreciation for the taxable year or other period;

(5) Any items which are specially allocated under Section 9.3(c) or 9.3(d) shall be excluded from the calculations of Profits or Losses; and

(6) If the Gross Asset Value of any Company asset is adjusted under Section 9.2(b) or 9.2(c), the adjustment will be taken into account as gain or loss from disposition of the asset for purposes of computing Profits or Losses.

“Project” means Building 1 and Building 2, or such other improvements which the Company elects to construct on the Property, and all related on-site and off-site improvements and related work which are constructed or paid for by the Company.

“Project Budget” means the budget for the development, leasing and operation of the Property in accordance with the Business Plan, a copy of which is attached hereto as Exhibit E.

“Property” means the approximately 19.29 acres of land located in Will County, Illinois, and all improvements and appurtenances and all fixtures and other personal property related thereto which may now or hereafter be located, erected or developed thereon or used in connection therewith. The land portion of the property is more specifically described on Exhibit B.

“Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Regulations shall include any corresponding provisions of succeeding, similar or substitute temporary or final Regulations.

“Regulatory Allocations” has the meaning set forth in Section 9.3(d).

“Removal Event” has the meaning set forth in Section 4.4.

“Return” means a cumulative annual rate of return, calculated using annual compounding.

“SIP Control Group” means Ferdinand C. Seefried and Robert S. Rakusin.

“SIP Control Group Family Members” means any spouse, ancestors, or descendants of any member of the SIP Control Group (including persons in such relationship as a result of legal adoption), or any trust established for the benefit of any member of the SIP Control Group or any such spouse, ancestors or descendants of a member of the SIP Control Group.

“SIP Guaranty” means the Guaranty executed by Seefried Industrial Properties, Inc., a Georgia corporation, in favor of the Company in the form attached hereto as Exhibit H.

“Stabilization Date” means the date upon which leases demising, in the aggregate, not less than ninety percent (90%) of the Project have been executed by the Company and the tenants thereunder have taken possession.

“Transfer” has the meaning set forth in Section 3.2(a).

“Uncontrollable Delay” means a quantifiable period of delay in achieving Completion directly caused by any Uncontrollable Event as determined pursuant to good development and construction scheduling practices; provided, however, in order for SIP Member to avail itself of an Uncontrollable Delay, SIP Member must notify Dividend Member as soon as practicable after the occurrence of an event which, in the reasonable opinion of the SIP Member, constitutes an Uncontrollable Event and must notify Dividend Member of the day on which such Uncontrollable Delay ceased as soon as practicable after the end of such Uncontrollable Delay.

“Uncontrollable Event” means any of the following events that has a direct detrimental impact on the Completion of the development of Building 2: (i) acts of God (not including any reasonably anticipated weather events that would be scheduled for pursuant to good development and construction scheduling practices), (ii) war, riot and other civil unrest, (iii) government restrictions arising after the date of this Agreement (e.g., general building, zoning or utility moratorium that makes impractical or impossible the development of Building 2), (iv) fire or unavoidable physical casualty to Building 2 for which the Company has adequate insurance coverage to repair all damage (less reasonable deductible amounts), and (v) failure of any governmental authority having jurisdiction over Building 2 to issue any required license or permit within the time period for the issuance thereof prescribed by applicable law, statute or ordinance (or if no such time period is prescribed, within a reasonable time period) despite timely satisfaction by the Company of all conditions precedent to the issuance of such license or permit. Uncontrollable Events shall not include (a) failure of an architect, contractor or subcontractor to perform as required under any applicable contract, (b) any design defect in the plans and specifications for the development of Building 2, (c) Building 2 not being developed in accordance with any applicable laws, regulations or permits, (d) the bankruptcy, dissolution or other similar event occurring to any architect, contractor or subcontractor; (e) the loss of any key personnel of SIP Member (or Affiliates of SIP Member); (f) any market increases in costs of supplies; (g) any act of an agent, employee, invitee or affiliate of SIP Member (whether authorized or unauthorized); (h) failure of any governmental authority having jurisdiction over Building 2 to issue any required license or permit where the Company has failed to timely satisfy all conditions precedent to the issuance of such license or permit; or (i) any act or omission constituting a Removal Event (after taking into account any Uncontrollable Events which extend the time prior to which a Removal Event occurs if such Removal Event arose pursuant to Section 4.4(m) of this Agreement).

Section 1.2 Captions, References. Pronouns, wherever used herein, and of whatever gender, shall include natural persons and corporations and associations of every kind and character, and the singular shall include the plural wherever and as often as may be appropriate. Article and Section headings are for convenience of reference and shall not affect the construction or interpretation of this Agreement. Whenever the terms “hereof,” “hereby,” “herein,” or words of similar import are used in this Agreement they shall be construed as referring to this Agreement in its entirety rather than to a particular Section or provision, unless the context specifically indicates to the contrary. Whenever the word “including” is used herein, it shall be construed to mean including without limitation. Any reference to a particular “Article” or a “Section” shall be construed as referring to the indicated Article or Section of this Agreement unless the context indicates to the contrary.

ARTICLE 2

ORGANIZATIONAL MATTERS; PURPOSE; TERM

Section 2.1 Formation of Company. The Company has been organized as a Delaware limited liability company by filing a certificate of formation (the “Certificate”) under the Act.

Section 2.2 Name. The name of the Company shall be Veterans Corporate Center LLC and all Company business must be conducted in that name or such other name as the Administrative Member and Dividend Member approve.

Section 2.3 Registered Office; Registered Agent; Principal Office. The registered office and the registered agent of the Company in the State of Delaware shall be as specified in the Certificate or as designated by the Administrative Member with Dividend Member’s approval. The principal office of the Company shall be c/o Seefried Industrial Properties, Inc., Building 1, Suite 300, 4200 Northside Parkway, Atlanta, Georgia 30327, or at such other location as the Administrative Member and Dividend Member approve.

Section 2.4 Foreign Qualification. Before the Company conducts business in Illinois or any other jurisdiction other than Delaware, the Administrative Member shall cause the Company to comply with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. At the request of the Administrative Member, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, or terminate the Company as a foreign limited liability company in all jurisdictions in which the Company may conduct business.

Section 2.5 Purpose and Scope. The purposes and scope of the Company’s activities are strictly limited to acquiring, redeveloping, renovating, refurbishing, managing, improving, maintaining, owning, leasing, and selling the Property; financing the foregoing activities; and performing all other activities reasonably necessary or incidental to the furtherance of such purposes. Without limiting the foregoing, it is the intent of the Members that the construction of Building 2 shall be commenced at such time as at least fifty percent (50%) of the rentable square footage of Building 1 shall be leased to third parties. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not take any action which would (i) cause the Company’s assets and gross revenues (as determined pursuant to Section 856(c)(2), (3) and (4) of the Code) to fail to meet the requirements of Sections 856(c)(2), (c)(3) and (c)(4) of the Code, (ii) result in any tax on prohibited transactions under Section 857(b)(6) of the Code or (iii) result in any tax on redetermined rents, redetermined deductions or excess interest under Section 857(b)(7) of the Code (with respect to clauses (i), (ii) and (iii), each determined as if the Company were a “real estate investment trust” as defined in Sections 856-860 of the Code).

Section 2.6 Term. The Company shall commence on the effective date of the Certificate and shall have perpetual existence, unless sooner dissolved as herein provided.

Section 2.7 No State Law Partnership. The Company shall not be a partnership or joint venture under any state or federal law, and no Member or Administrative Member shall be a partner or joint venturer of any other Member or Administrative Member for any purposes, other than under the Code and other applicable tax laws, or as expressly provided in a separate agreement between the Members, and this Agreement may not be construed otherwise.

ARTICLE 3

MEMBERSHIP; DISPOSITION OF INTERESTS

Section 3.1 Members. The initial Members of the Company are Dividend Member and SIP Member, each of which is admitted to the Company as a Member as of the date hereof.

Section 3.2 Dispositions of Membership Interests.

(a) General Restriction. A Member may not make an assignment, transfer, or other disposition (voluntarily, involuntarily or by operation of law) (a “Transfer”) of all or any portion of its Membership Interest, nor pledge, mortgage, hypothecate, grant a security interest in, or otherwise encumber (an “Encumbrance”) all or any portion of its Membership Interest, except with the consent of the other Members or as permitted in Sections 3.2(b), 3.2(c) or 3.2(d). Any attempted Transfer of all or any portion of a Membership Interest, other than in strict accordance with this Section 3.2, shall be void. A Person to whom a Membership Interest is Transferred may be admitted to the Company as a member only with the consent of the other Member, which may be given or withheld in the other Member’s sole and absolute discretion. In connection with any Transfer of a Membership Interest or any portion thereof, and any admission of an assignee as a Member, the Member making such Transfer and the assignee shall furnish the other Member with such documents regarding the Transfer as the other Member may reasonably request (in form and substance satisfactory to the other Member), including a copy of the Transfer instrument, and a ratification by the assignee of this Agreement (if the assignee is to be admitted as a Member). For purposes hereof, a Transfer shall be deemed to have occurred with respect to a Member upon any assignment, transfer, or other disposition (voluntary, involuntary, or by operation of law) of an interest in that Member.

(b) Permitted Dividend Member Transfers to Third Parties. Dividend Member may Transfer or otherwise grant Encumbrances in all or a portion of its Membership Interest to any other Person so long as a Dividend Affiliate retains management authority over such Membership Interest and the right to make Major Decisions. Ownership interests in any Dividend Member may be Transferred so long as such Dividend Member is controlled by a Dividend Affiliate.

(c) Permitted Dividend Affiliate Transfers. Any Dividend Member may at any time, without the consent of any other Member, Transfer all or a portion of its rights, titles and interests as a Member to any other Person who is a Dividend Affiliate and have such person admitted and recognized as a Member, provided only that the Dividend Member effecting the Transfer and the transferee Dividend Member (as if it were an assignee) shall be required to deliver to the non-assigning Members an assumption of the obligations under this Agreement of the transferring Dividend Member with respect to such transferred interest.

(d) Permitted SIP Member Transfers. SIP Member may Transfer any portion of its Membership Interest to any member of the SIP Control Group or SIP Control Group Family Members, so long as the SIP Control Group retains sole management authority over such Membership Interest. In addition, ownership interests in SIP Member may be transferred (i) to any member of the SIP Control Group and (ii) to any SIP Control Group Family Member, so long as the SIP Control Group retains sole management authority over the Membership Interest owned by SIP Member.

Section 3.3 Resignation. A Member may not resign or withdraw from the Company without the consent of the other Members.

Section 3.4 Information. In addition to the other rights specifically set forth in this Agreement, each Member is entitled to the following information under the circumstances and conditions set forth in the Act: (a) true and full information regarding the status of the business and financial condition of the Company; (b) promptly after becoming available, a copy of the Company’s federal, state and local income tax returns for each year; (c) a current list of the name and last known business, residence or mailing address of each Member and Administrative Member; (d) a copy of this Agreement, the Company’s certificate of formation, and all amendments to such documents; (e) true and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member; and (f) other information regarding the affairs of the Company to which that Member is entitled pursuant to Section 18-305 of the Act (including all Company books and records). Under no circumstances shall any information regarding the Company or its business be kept confidential from Dividend Member or SIP Member.

Section 3.5 Liability to Third Parties. No Member shall be liable for the debts, obligations or liabilities of the Company. Notwithstanding anything in this Agreement to the contrary, upon the Bankruptcy of the Company, SIP Member or Dividend Member, and for so long as such Person shall remain in Bankruptcy, then only the affirmative vote of all of the Members not in Bankruptcy can require any Member to make any Capital Contribution to the Company, and the Bankrupt Person shall have no authority to require any such Capital Contribution to be made by any of the Members. Each Member acknowledges and agrees that the terms of Article 6 are a part of this Agreement solely for the individual benefit of the Members, are not an asset of the Company and may not be relied on by any creditor of the Company.

ARTICLE 4

MANAGEMENT OF THE COMPANY

Section 4.1 Management.

(a) Management Vested in Members; Routine Matters. Management of the Company shall be vested in the Members. The Administrative Member shall manage the routine, day-to-day affairs of the Company and take all actions and make all expenditures with regard thereto, but only to the extent such specific action or expenditure is included in the then applicable Business Plan, Project Budget or Operating Budget. Dividend Member shall have sole authority to enforce any agreement between the Company and SIP Member or its Affiliates and to make all determinations on behalf of the Company with respect thereto. Each of Dividend Member and SIP Member covenants and agrees to use all commercially reasonable efforts to minimize Operating Expenses and maximize the Operating Revenues of the Property, in the best interest of the Company, and to exercise such efforts as a party not having a conflict of interest.

(b) Major Decisions. Except for the decisions described in Sections 4.1(a), 4.1(d), and 4.1(e) of this Agreement, all other decisions regarding the Company and its business, operations and assets (“Major Decisions”), including without limitation the following matters, may be proposed by either the Administrative Member or Dividend Member, and shall be made jointly by the Administrative Member and Dividend Member; provided, however that except (x) for any Major Decision, the effect of which is to fundamentally change the general business purpose of the Company to develop the Property as an industrial project, which Major Decisions shall require the consent of both Dividend Member and SIP Member, or (y) as expressly provided below, in the event that the Administrative Member and Dividend Member are unable after reasonable, good faith efforts, to agree with respect to any Major Decision, such Major Decision shall be made by Dividend Member:

(1) regarding Company assets, the acquisition of the Property, any mortgage, financing, refinancing, hypothecation or encumbrance of all or any part thereof, any acquisition of any real or personal property in addition to the Property;

(2) regarding Company financial affairs, (A) approval of each Business Plan and Operating Budget, and any amendments thereto; (B) determination of major accounting policies, including selection of depreciation schedules, accounting methods and making various decisions regarding treatment and allocation of transactions for federal and state income, franchise or other tax purposes, (C) determination of the terms and conditions of all Company borrowings and the identity of the lender thereof, any determination to amend any approved loan documents, and the granting of any guaranties or indemnities by the Company, (D) selection of banks for deposit of Company funds, and the designation of Persons with signatory authority over withdrawal of such funds, (E) the determination of any capital or operating reserves necessary or advisable for the Company, (F) making of any expenditure or incurrence of any obligation by or for the Company which is not set forth in the then current Development Budget and/or Operating Budget; however, if emergency repairs to the Property are necessary to avoid imminent danger of injury to the Property or to an individual, the Administrative Member may make such expenditures as may be necessary to alleviate such situation and shall promptly notify Dividend Member of the event giving rise to such repairs and the actions taken with respect thereto, (G) the making of any loan by the Company to any Person, and (H) the approval of all income tax and other tax returns to be filed by the Company;

(3) regarding Additional Capital Contributions;

(4) regarding development of the Property, development schedules, budgets and all other material matters relating to the acquisition or the development of the Property; any architects agreements or construction contracts; approval of the Plans and any change orders or other modifications issued thereto; selection of contractors (other than the Contractor), subcontractors, architects and engineers; insurance coverages, the underwriters thereof, and claims related thereto; and any variation from or amendment to any of the foregoing;

(5) regarding all leases of space in the Property, the form of lease agreements, guidelines for minimum rental rates, minimum and maximum length of lease terms, brokerage commissions, credit standing of tenants, and the approval of any lease or the acceptance of cancellation or surrender of any lease or the forgiveness or release of any lease covenant or requirement;

(6) regarding Property operations, approval of: leasing agents, management and leasing agreements, other material third party agreements, construction contracts, and brokerage agreements, including, specifically, approval of all Affiliates of SD? Member as contractors, subcontractors or service providers; insurance coverages, the underwriters thereof and claims related thereto; zoning changes, any ground lease or master lease, easement, restrictive covenants, reciprocal operating agreement, cross-easement agreement, similar agreements or any amendments thereto, and any matters relating to casualties affecting the Property or any condemnation or eminent domain proceeding affecting the amount of reserves for capital improvements, replacements, and purchases, or any other Company purposes; modifications of any of the foregoing; and all matters relating to the Property’s compliance with environmental, health, access, and other applicable laws;

(7) using or referencing in any way the name of, or any affiliation with, Dividend Member, any Dividend Affiliate, or any of their Affiliates in any business representation or advertising;

(8) taking of any legal action and any determination to settle any legal action;

(9) filing of any petition or consenting to the filing of any petition that would subject the Company to a Bankruptcy;

(10) selection of attorneys, accountants, engineers, environmental consultants, or other professionals for the Property or the Company;

(11) entering into or amending any agreement with SIP Member or an Affiliate of SIP Member;

(12) regarding any distributions of Net Cash Flow by the Company, and establishing reserves of the Company, other than as set forth in the then-current Development Budget and/or Operating Budget;

(13) regarding any environmental, ecological or archaeological matter relating to the Property, including selection of consultants in regard thereto and adoption of and implementation of any operation and maintenance program or any other program to remove or otherwise remediate hazardous materials or other potential adverse effects on the assets (including goodwill) of the Company;

(14) regarding termination or dissolution of the Company; and

(15) regarding the delivery of any written notice or communication to Lender under a loan secured by a lien encumbering the Property.

(c) Duties of the Administrative Member. The Administrative Member shall discharge its duties in a good and proper manner as provided for in this Agreement. The Administrative Member shall complete the development of the Project in accordance with the Project Budget and the Business Plan, and shall on behalf of the Company, in good faith use its best efforts to (1) implement all Major Decisions, (2) enforce agreements entered into by the Company, (3) conduct the routine, day-to-day business and affairs of the Company in accordance with good industry practice and this Agreement, including without limitation, performing, on behalf of the Company, the Company’s obligations with respect to the Financing, if any, (4) procure and maintain any insurance policies and coverages to be obtained and maintained by the Company in addition to those maintained by Dividend Member, as reasonably prescribed by Dividend Member from time to time, (5) pay (with Company funds) all obligations of the Company when due, including without limitation real estate taxes for the Property, and (6) provide Dividend Member with copies of all correspondence and other communications with any Lender pertaining to any Financing, as and when the same are delivered or received.

(1) The Administrative Member shall devote sufficient time to perform its duties hereunder in accordance this Agreement. The Administrative Member shall not delegate any of its rights or powers to manage and control the business and affairs of the Company without the prior written consent of Dividend Member. Robert S. Rakusin and Craig Phillips shall each be actively involved in the development, leasing and management of the Property and shall devote a substantial amount of their time in such efforts; provided, however, that so long as Dividend Member is satisfied, in its reasonable judgment, with the capacity and ability of SIP Member to proceed with the development of the Property, it shall not be a default of SIP Member hereunder if either or both of Robert S. Rakusin and Craig Phillips is unable to discharge such duties by reason of his death, permanent disability or termination of his employment by SIP Member or its Affiliates.

(2) Administrative Member shall be the Member who will, on behalf of the Company, coordinate, supervise and direct all aspects of (a) the planning and design of the Project including the preparation of the Plans and supervision of the Architect and other design professionals retained by the Company or the Architect; and (b) the construction of the Buildings in accordance with the Plans, permits, laws, regulations and codes, Key Documents and the Entitlements. A more detailed description of the duties of the Administrative Member in connection with the development of the Project is attached hereto as Exhibit G. Administrative Member shall cause the Company to comply with the requirements of the Key Documents and the Entitlements.

(d) Sale of the Property. Subject to the provisions of Article 11 below, Dividend Member shall have the sole right to sell the Property (or any part thereof or interest therein), and to select the purchaser and determine the timing therefor and the amount and terms thereof; provided that any sale of a Building prior to the date which is 60 days after the Stabilization Date for such Building, or any sale after a Call Notice has been delivered and prior to Closing, as such terms are defined in Article 11, shall require the consent of the Administrative Member.

(e) Development Budget and Construction Schedule. The preliminary Development Budget is attached hereto as Exhibit F. SIP Member shall submit to Dividend Member a proposed final Development Budget, and a proposed construction schedule (as approved, the “Construction Schedule”), which shall be subject to the approval of both SIP Member and Dividend Member prior to the commencement of construction of Building 2, which approval shall not be unreasonably withheld by either Member.

Section 4.2 Budgets and Reserves.

(a) Project Budget. The Company shall develop the Property pursuant to the Project Budget. The Administrative Member shall implement the Project Budget on behalf of the Company and may incur the expenditures and obligations therein provided.

(b) Business Plan. SIP Member and Dividend Member have heretofore agreed upon the initial Business Plan for the Company. Administrative Member shall use its best efforts to implement the Business Plan.

(c) Operating Budgets. The Company shall operate under annual Operating Budgets which shall be prepared and submitted by the Administrative Member to Dividend Member for approval. Not less than ninety (90) days before the Project ( or any portion thereof) is placed in service, and on or before October 1 of each year during the term of this Agreement, Administrative Member shall prepare and submit to Dividend Member for approval an Operating Budget for the ensuing calendar year. Administrative Member shall implement each Operating Budget on behalf of the Company and may incur the expenditures and obligations therein provided.

Section 4.3 Meetings of Members.

(a) Regular Meetings. Prior to the Completion Date, the Members shall hold monthly meetings to discuss and consider all matters pertaining to the development of the Property. After the Completion Date, the Members shall hold quarterly meetings to discuss the Property and such other matters regarding Company business as the Members may decide.

(b) Special Meetings. Special meetings of the Members may be called by the Administrative Member or by Dividend Member at any time by delivering at least two-business days’ prior notice thereof to the other Member to discuss such matters regarding Company business as the Members may decide.

(c) Procedure. Each Company meeting shall be held at the office of the Administrative Member or, at Dividend Member’s option, by telephone, unless the Members otherwise agree. Attendance of a Person (whether in person or telephonically) at a meeting shall constitute a waiver of notice of such meeting, unless such Person attends the meeting for the purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A Person may vote at such meeting by written proxy executed by that Person and delivered to an Administrative Member or Member. A proxy shall be revocable unless it is stated to be irrevocable. Any action required or permitted to be taken at such meeting may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the Administrative Member and the Members that would be necessary to take the action at a meeting at which all Members were present and voted. Any meeting may take place by means of telephone conference, video conference, or similar communication equipment by means of which all Persons participating therein can hear each other.

Section 4.4 Removal of Administrative Member. The Administrative Member may be removed by Dividend Member as provided herein under any of the following circumstances (a “Removal Event”):

(a) any member of the SIP Control Group or any employee of SIP Member is convicted of a felony which, in the reasonable opinion of Dividend Member, has or will have a negative impact upon the Company or the Project; provided, however, the conviction of an employee (other than SIP Control Group member) shall not result in a Removal Event so long as such employee is dismissed upon the SIP Member or any member of the SIP Member obtaining knowledge of such conviction;

(b) if SIP Member or any Affiliate of SIP Member misapplies any funds derived from the Property (including lease payments, security deposits, insurance proceeds and condemnation awards), or commingles funds derived from the Property with other funds, unless the misapplication or commingling was not intentional, the amount involved is not material and SIP Member (or its Affiliate) promptly provides restitution thereof;

(c) if SIP Member or any Affiliate of SIP Member commits fraud, intentional misrepresentation, gross negligence or willful misconduct with respect to the Project;

(d) if the Company fails to maintain insurance as required by this Agreement or any related agreement as a result of the act or omission of SIP Member or any Affiliate of SIP Member, which default remains uncured upon the earlier of (x) three (3) business days after notice thereof to SIP Member, and (y) the cancellation of any such insurance;

(e) if the Company fails to pay taxes or assessments affecting the Property when due, as a result of the act or omission of SIP Member or any Affiliate of SIP Member, which default remains uncured upon the earlier of (x) five (5) business days after notice thereof to SIP Member, and (y) the forfeiture and sale of any such taxes;

(f) default by the Company in any Key Document or other material agreement with any third party because of the act or failure to act of SIP Member, and the continuation of such default following any cure period applicable thereto under such third party agreement;

(g) the filing of Bankruptcy of the Company by SIP Member (unless consented to by Dividend Member);

(h) the liquidation or dissolution of the Administrative Member;

(i) Bankruptcy of SIP Member or any Affiliate of SIP Member which has an economic relationship to the Property;

(j) the occurrence of a default (including misrepresentation or non-disclosure of material facts or breach of any warranties and representations) by SIP Member or any Affiliate of SIP Member under the management agreement with the Company described in Section 4.8(e), and the continuation of such default following the expiration of any cure period applicable thereto under such contract;

(k) the occurrence of a default by SIP Member under Section 3.2 or Section 4.10 of this Agreement;

(l) the failure of SIP Member to cause the Completion Date to occur on or before the date which is sixty (60) days after the projected Completion Date set forth in the Construction Schedule approved pursuant to Section 4.1(e), subject to extension for Uncontrollable Delay;

(m) the failure of SIP Member to make any Additional Capital Contribution or Cost Overrun Contribution as set forth in Section 6.2;

(n) if SIP Member or any Affiliate of SIP Member commits any other material breach of or default under this Agreement or any related agreement (including, without limitation, a material breach of any representations or warranties), which breach or default continues for ten (10) days after receipt by such Person of notice of its occurrence from Dividend Member; provided, however, that if such breach is susceptible of cure but not capable of being cured within such period, then such 10-day cure period shall be extended for an additional period not exceeding sixty (60) days as Dividend Member shall in good faith determine is required for the cure of such breach; or

(o) failure of the SIP Member to cause the execution and delivery of the SIP Member Guaranty to the Company as and when required by Section 6.3(c).

Upon the occurrence of a Removal Event, Dividend Member may remove SIP Member as the Administrative Member, in which event:

(A) Dividend Member may appoint itself, a Dividend Member Affiliate, or a third party as Administrative Member;

(B) If such Removal Event occurs before the Completion Date with respect to Building 2, all Net Cash Flow available for distribution pursuant to Section 8.3(c) of this Agreement shall be distributed 90% to Dividend Member and 10% to SIP Member; and Dividend Member may, without cause, terminate all agreements between the Company and SIP Member or any Affiliate of SIP Member as provided in Section 4.7(b), including, without limitation, the agreements described in Section 4.8 (the parties acknowledging that no Removal Event shall have any impact upon the distributions described in Section 8.2; and

(C) The Company shall cease to distribute any fees described in Section 4.8 to such Administrative Member.

In regard to the foregoing, each Member hereby appoints Dividend Member as its attorney in fact (such power of attorney coupled with an interest and irrevocable) for the purpose of executing, delivering and filing such documents that Dividend Member reasonably deems necessary or desirable (including, without limitation, any amendment to the Certificate or to this Agreement) for the purpose of effecting (i) such removal of SIP Member as Administrative Member of the Company, and (ii) such admission of the new Member to the Company as Administrative Member thereof on the terms set forth in this Section 4.4. In the event of such admission of a new Member and removal of the Administrative Member, the new Administrative Member shall have (x) all the authority, powers, rights and obligations of a manager of a limited liability company under the Act, and (y) all of the authority, powers, rights and obligations of the Administrative Member in this Agreement.

Section 4.5 Reimbursement of Expenses. Each of Dividend Member and the Administrative Member shall be reimbursed by the Company for all reasonable out-of-pocket expenses actually incurred by them directly in conjunction with the business and affairs of the Company (but specifically excluding travel and entertainment expenses and general overhead and administrative expenses), only to the extent set forth on an Operating Budget. Legal fees incurred by Dividend Member and SIP Member in connection with the formation of the Company shall be reimbursed to each such member in an amount up to $20,000 each; such fees upon reimbursement shall be capitalized by the Company. Upon request, Dividend Member or the Administrative Member, as applicable, shall provide reasonable supporting verification to the other Member for all expenditures for which any reimbursement is requested.

Section 4.6 Compensation of Members. Except as herein otherwise specifically provided, no compensatory payment shall be made by the Company to any Member in connection with this Agreement or the transactions contemplated hereby, including without limitation for the services to the Company of such Member (or any member or employee of such Member) as Administrative Member.

Section 4.7 Transactions with Affiliates.

(a) General. Except as otherwise expressly provided in Section 4.8, when any service or activity to be performed on behalf of the Company is performed by an Affiliate of a Member, the fee payable for such service or activity shall not exceed the fee which would be payable by the Company to an unaffiliated third party of comparable standing providing the same services.

(b) Termination Upon Removal of Administrative Member. If SIP Member is removed as Administrative Member as a result of the occurrence of a Removal Event, then the Company may terminate all agreements with SIP Member’s Affiliates, and all such agreements must contain a provision that allows for the exercise of the right of termination under this Section 4.7(b). Dividend Member shall have the sole right to enforce this provision on behalf of the Company.

(c) Termination Upon Sale. Upon the sale of the Property, or the acquisition of the interest of one Member by the other Member pursuant to Section 14 hereof, all agreements with Affiliates of the Members shall terminate automatically without the requirement of further action by the Members.

Section 4.8 Member and Affiliate Compensation. The Company shall enter into the following agreements and pay the following fees to Members and their Affiliates:

(a) Development Fees. Seefried Industrial Properties, Inc., an Affiliate of SIP Member, shall be entitled to receive a development fee from the Company in the amount of $1.50 per square foot of gross leasable area, payable in equal monthly installments over the projected period for the development of the site and shell of Building 2, commencing upon the commencement of physical construction.

(b) Asset Management Fee.

(1) The Company shall pay to Dividend Member an annual asset management fee from the Company equal to one half of one percent (.5%) of the total costs of Building 1, which fee shall commence to accrue at the Stabilization Date for Building 1 and shall be payable from finance proceeds or from cash flow prior to calculating Net Cash Flow.

(2) The Company shall pay to Dividend Member an annual asset management fee from the Company equal to one half of one percent (.5%) of the total costs of Building 2, which fee shall commence to accrue at the time of shell completion of Building 2 and shall be payable from finance proceeds or from cash flow prior to calculating Net Cash Flow.

(c) Third-Party Construction Oversight. The Company shall reimburse Dividend Member for reasonable third-party construction oversight fees incurred by Dividend Member with respect to the construction of Building 2, subject to a maximum of Twenty Thousand Dollars ($20,000.00).

(d) Construction Management. Seefried Industrial Properties, Inc., an Affiliate of SIP Member, shall be entitled to receive a fee from the Company in an amount of five percent (5%) of the hard costs of tenant improvement construction work done at the Property in consideration of its oversight of such work.

(e) Property Management. Seefried Industrial Properties, Inc., an Affiliate of SIP Member, shall be entitled to a property management fee pursuant to a separate property management agreement to be executed with the Company.

Section 4.9 Indemnification; Reimbursement of Expenses; Insurance.

(a) To the fullest extent permitted by the Act: (1) the Company shall indemnify each Member who is or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings (“Proceeding”), any appeal therein, or any inquiry or investigation preliminary thereto, solely by reason of the fact that it is or was the Administrative Member or a Member and was acting within scope of duties or under the authority of the Members; (2) the Company shall pay or reimburse any Member for expenses incurred by it (A) in advance of the final disposition of a Proceeding to which such Member was, is or is threatened to be made a party, and (B) in connection with his or her appearance as a witness or other participation in any Proceeding. The Company, by adoption of a resolution of the Members (or as otherwise agreed in writing), may indemnify and advance expenses to an officer, employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Members under the preceding sentence. The provisions of this Section 4.9 shall not be exclusive of any other right under any law, provision of the Certificate or this Agreement, or otherwise. Notwithstanding the foregoing, this indemnity shall not apply to actions constituting negligence, gross negligence, willful misconduct or bad faith, or involving a breach of this Agreement to the extent not covered by insurance maintained by the Company. The Company may purchase and maintain insurance to protect itself and any Member, officer, employee or agent of the Company, whether or not the Company would have the power to indemnify such Person under this Section 4.9. This indemnification obligation shall be limited to the assets of Company and no Member shall be required to make a Capital Contribution in respect thereof.

(b) Each Member agrees to indemnify, defend and hold harmless the Company and the other Member(s) from any loss, claim, damage or liability resulting from actions of such indemnifying Member constituting negligence not covered by insurance maintained by the Company, gross negligence, willful misconduct or bad faith.

Section 4.10 Conflicts of Interest.

(a) Subject to the other express provisions of this Agreement, each Member, and each Affiliate thereof, may engage in and possess interests in other business ventures of any and every type and description, at any location, independently or with others, including ones in competition with the Company, with no obligation to offer to the Company or any other Member the right to participate therein or to account therefor. Subject to Section 4.7, the Company may transact business with any Member or any Affiliate thereof.

(b) All business ventures of any and every type and description arising out of or relating or pertaining to the Property or the Company shall be for the account of the Company, and all revenues derived therefrom shall accrue solely to the Company.

Section 4.11 General Indemnification. SIP Member hereby agrees to indemnify, defend and hold harmless the Dividend Member and the Company from any loss, claim, damage or liability against the Dividend Member, its Affiliates or the Company for any brokerage commissions or finder’s fees claimed by any broker or other party in connection with the formation of the Company or the Company’s acquisition of the Property, and any claim by any third party relating to such transaction, which arises from any action of SIP Member or any of its Affiliates. Dividend Member hereby agrees to indemnify, defend and hold harmless SIP Member and the Company from any loss, claim, damage or liability against SIP Member, its Affiliates or the Company for any brokerage commissions or finder’s fees claimed by any broker or other party, in connection with the formation of the Company or the Company’s acquisition of the Property and arising from any action of Dividend Member or any Dividend Member Affiliate.

ARTICLE 5

ACCOUNTING AND REPORTING

Section 5.1 Fiscal Year, Accounts, Reports.

(a) The fiscal year of the Company shall be the calendar year unless a different fiscal year is required pursuant to Section 706 of the Code.

(b) The books of account of the Company, at Company expense, shall be kept and maintained by the Administrative Member on an accrual basis and on a tax basis. The Administrative Member shall prepare a reconciliation of such books and records to cash receipts and disbursements. Further, the Administrative Member at the Company’s expense, shall prepare or cause to be prepared all required federal and state Company tax returns, which returns shall be delivered to the Members within seventy-five (75) days of calendar year end and once approved by Dividend Member, timely filed with the appropriate government agencies.

(c) The Administrative Member, at its expense, shall provide, or cause to be provided, in a written format and an electronic file formatted as a tab delimited ASCII file using a layout determined by Dividend Member, to each Member at the earliest practicable time, but in no event later than ten (10) days after the end of each calendar month (commencing not later than ten (10) days after the first full month after the date of this Agreement), a series of data files containing, in form satisfactory to Dividend Member, and containing the following:

(1) within ten (10) days after the end of each month prior to the Completion Date of both Buildings, a monthly up-date of the then-applicable Project Budget and the Business Plan, so as to inform Dividend Member of:

(A) any variances from the Project Budget or the Business Plan, including (i) any variances between the actual and projected dates for completion of the development of all or any portion of the Property, (ii) Construction Cost Overruns in any line item in the Development Budget to date, or any unforeseen costs or expenses which may have arisen and which, when added to all other costs and expenses, will cause the Development Budget total (or any Development Budget category or line item) to be exceeded or, otherwise cause budgeted results to differ from actual results, (iii) any cost savings in any Development Budget line item or budget category realized to date, (iv) any variances between the actual and scheduled or contractually-mandated completion dates; and

(B) all expenditures under any contingency amounts in the Development Budget showing the amount and Development Budget line item to which said expenditure was made, and all applications to date of cost offsets showing the amount and Development Budget line item to which such application was made.

(2) before and after the Completion Date; (a) a monthly asset report, (b) a balance sheet, (c) an income statement, (d) a current year cash flow reforecast, (e) any variances between the Operating Budget and the actual income and expenses of the Property, (f) a comparison of the Operating Budget with actual monthly results, showing dollar and percent variances and containing a narrative discussing major variances, (g) cash flow statements containing columns for monthly and year-to-date proforma and monthly and year-to-date, (h) a rent roll report, (i) a leasing status report that discusses leasing activity, (j) a copy of all written reports produced by the Administrative Member that discuss historical or projected performance of the Property, and (k) a competitive market survey for the market in which the Property is competing, reflecting the rents being charged by competing projects and if available, the occupancy levels of such competing projects.

(d) At the request of Dividend Member from time to time, Administrative Member, at the cost and expense of the Company, shall provide annual audited financial statements for the Property including, as supplementary schedules, a consolidated balance sheet, cash flow statement and income statement for the Property and a statement of the Capital Accounts of each Member, and of all balances of each Member indicating the type and amount of each type of Capital Contribution and any changes in Members’ equity. If requested, such annual financial statements shall be audited by an independent “Big Four” firm of certified public accountants selected by the Administrative Member and approved by Dividend Member and prepared in accordance with generally accepted accounting principles consistently applied.

(e) Dividend Member shall provide to the Administrative Member a file layout identifying the required fields for each ASCII file. The Administrative Member shall match, or shall cause to match, at Company expense, its current system data fields to the appropriate file layout and produce the applicable ASCII files. Notwithstanding anything to the contrary in this Agreement, Dividend Member may modify the required fields or report formats from time to time at its sole discretion. Dividend Member may, by written notice to the Administrative Member, at any time waive or modify the reporting requirements of this Section.

(f) The books and records of the Company shall be kept at the principal place of business of the Company. Each Member, or its designated agents or employees, at Company expense, may at all reasonable times during usual business hours audit, examine and make copies of or extracts from the books of account records, files and bank statements of the Company.

(g) The foregoing reports and statements are in addition to any other report or statement specifically required by this Agreement.

Section 5.2 Bank Accounts. The Administrative Member shall open and maintain (in the name of the Company) a special bank account or accounts in a bank or savings and loan association, the deposits of which are insured, up to the applicable limits, by an agency of the United States government, in which shall be deposited all funds of the Company. Withdrawals therefrom shall be made upon the signatures of such Persons as the Administrative Member shall designate with the approval of Dividend Member, provided, however, that at least one individual designated and appointed by Dividend Member shall at all times be an authorized signatory on all accounts of the Company. All funds of the Company shall be maintained and held in such special accounts, and shall not commingled with the funds of any other Person.

Section 5.3 Financial Accounting Matters Member. Dividend Member shall have sole authority to select, from among generally accepted accounting principles, the method by which the Company’s financial statements shall be prepared (including the allocation of all revenues and expenses, including depreciation, to the Members’ Capital Accounts). If after SIP Member and Dividend Member agree upon the format and content of the financial statements to be prepared by SIP Member and furnished to Dividend Member hereunder Dividend Member selects a different method by which the Company’s financial statements shall be prepared, then unless the change arises from a change in generally accepted accounting principles the Company shall reimburse SIP Member for all out-of-pocket expenses reasonably incurred by SIP Member in converting its accounting systems to comply with such changed method.

ARTICLE 6

CAPITAL CONTRIBUTIONS

Section 6.1 Initial Capital Contributions. Concurrently with the execution of this Agreement, the Members have made Capital Contributions to the Company (collectively, “Initial Capital Contributions”) as more particularly set forth on Schedule 6.1 attached to this Agreement.

Section 6.2 Additional Capital Contributions.

(a) With respect to the acquisition and development of Building 1, SIP Member shall have no further obligations to make Capital Contributions. The Members acknowledge and agree that any amounts needed to fund leasing, commissions and tenant improvements to Building 1 in addition to the Initial Capital Contributions which relate to Building 1 shall be funded in the form of Loans from Lender.

(b) With respect to the acquisition and development of Building 2, Dividend Member and SIP Member shall make Capital Contributions to the Company (“Additional Capital Contributions”) in the event that the cost of acquisition and development exceeds the amount estimated by the Members as set forth in Schedule 6.1, in proportion to their respective Additional Capital Sharing Ratios. The Additional Capital Contribution obligations of SIP Member shall be separate and distinct from Construction Cost Overruns (for which SIP Member is required to make Construction Cost Overrun Contributions under Section 6.3).

(c) From time to time as the Company requires funds to conduct its business, Dividend Member, or the Administrative Member with the prior written consent of Dividend Member, shall notify the Members in writing of the amount of funds required and the use and purpose of such funds.

(d) In the event Additional Capital Contributions are required, the Administrative Member shall comply (to the extent applicable) with the Dividend Member Funding Conditions with respect to such Additional Capital Contributions.

Section 6.3 Completion; Construction Cost Overrun Contributions.

(a) At such time as the Members desire to commence construction of Building 2, the Members shall agree upon a target Completion Date, which shall be mutually agreed by Dividend Member and SIP Member, in their respective sole and absolute discretions. SIP Member shall achieve Completion by such target Completion Date, subject to extension by one (1) day for each day of Uncontrollable Delays.

(b) In the event Construction Cost Overruns shall occur, SIP Member shall make additional Capital Contributions to the Company (“Construction Cost Overrun Contributions”), as are required to defray such Construction Cost Overruns.

(c) The SIP Member shall cause Seefried Industrial Properties, Inc., to execute and deliver the SIP Member Guaranty delivered to the Company at such time as the Members have approved a final Development Budget and Plans for Building 2 but in any event prior to the start of any contribution on Building 2.

Section 6.4 Failure to Make Contributions.

(a) In the event of a failure (x) by any Member to contribute any Capital Contributions required by Section 6.2, or (y) by SIP Member to contribute any Construction Cost Overrun Contributions required by Section 6.3, then in addition to any other rights and remedies of the Members hereunder or arising at law or in equity, then, provided the other Member shall have made its corresponding Capital Contribution, such refusal or failure shall constitute a default by the non-contributing Member (the “Non-Contributing Member”), and the other non-defaulting Member (the “Contributing Member”) may advance all or a portion of the Non-Contributing Member’s unpaid Capital Contribution to the Company on behalf of the Non-Contributing Member (together with the Capital Contribution made by the Contributing Member on behalf of itself, a “Capital Advance”).

(1) In the event any Contributing Member elects to make a Capital Advance pursuant to this Section, then the Capital Advance shall be treated as a loan by the Contributing Member to the Non-Contributing Member, payable on demand. Each Capital Advance shall bear interest until paid at an annual rate equal to the Default Rate.

(2) To the extent not repaid directly by the Non-Contributing Member, the Capital Advance shall be repaid out of any subsequent distributions made by the Company pursuant to this Agreement to which the Non-Contributing Member for whose account the Capital Advance was made would otherwise be entitled under this Agreement (including fees and reimbursable amounts payable hereunder by the Non-Contributing Member or any Affiliate of the Non-Contributing Member) prior to any other distributions being made to the Non-Contributing Member (but such distributions, fees or reimbursements actually paid to the Contributing Member shall nonetheless constitute distributions, fees or reimbursements, as applicable, to the Non-Contributing Member for purposes of this Agreement), and such payments shall be applied first to the payment of accrued but unpaid interest on each such obligation and then to the payment of the outstanding principal, until the Capital Advance is paid in full.

(3) Each Member hereby grants to the other Members and the Company, equally and ratably, a security interest in its Membership Interest to secure repayment of any Capital Advance upon demand. Upon any default in the repayment of any Capital Advance upon demand, the Contributing Member making such Capital Advance shall have all the rights and remedies of a secured party under the Uniform Commercial Code with respect to the security interest granted herein, and the proceeds arising from any foreclosure of the security interest herein granted may be applied to attorneys’ fees and expenses incurred by the Contributing Member in exercising such rights and remedies. Each Member shall execute and deliver to the other Members and to the Company all such financing statements and other instruments as may be requested by the other Members to evidence the security interest provided for herein. This Agreement may serve as the necessary financing statement, or the Contributing Member may execute and file a financing statement on behalf of the Non-Contributing Member, and the Non-Contributing Member hereby appoints the Contributing Member as its attorney-in-fact to execute such financing statements and other instruments as may be necessary to evidence or continue the perfection of the security interest herein granted. Such power of attorney is coupled with an interest and is irrevocable.

Section 6.5 Return of Contributions. Except as expressly provided herein, no Member shall be entitled to (a) the return of any part of its Capital Contributions, (b) any interest in respect of any Capital Contribution, or (c) the fair market value of its Membership Interest in connection with a withdrawal from the Company or otherwise. Unrepaid Capital Contributions shall not be a liability of the Company or of any Member. No Member shall be required to contribute or lend any cash or property to the Company to enable the Company to return any Member’s Capital Contributions to the Company.

Section 6.6 Balances. The Company’s books and records shall contain entries indicating the type and amount of Capital Contributions and loans made to the Company and the distributions and payments made by the Company thereon.

Section 6.7 Limitation of Liability for Capital Contributions. No Member shall have any obligation to make any Capital Contribution to the Company except as provided in this Article 6.

ARTICLE 7

FINANCING

Section 7.1 Member Loan.

(a) The Members intend that the development, construction and operation of the Project by the Company be financed with any one or more Loans. The Loans with respect to Building 1 shall be made by Dividend Member or its designee and the Loans with respect to Building 2 shall be made by either Dividend Member (if Dividend Member so elects in its reasonable discretion) or another Lender, all upon the following terms:

(1) The Loan made by Dividend Member for the financing of the acquisition and leasing (including tenant improvements, leasing commissions, design fees and other costs) of Building 1, as contemplated by Article 6, shall be for the initial amount of $6,312,705, and shall accrue interest until repaid in full at a rate which is equal at all times during each Interest Period to (i) the LIBOR Rate plus (ii) the Interest Increment. Accrued interest shall be payable in arrears on a monthly basis;

(2) If Dividend Member elects to make the Loan for the financing of the development of Building 2 such Loan shall be on terms and at a rate acceptable to the Members. Otherwise, the Members shall obtain a Loan from a Lender (other than Dividend Member) to finance the development of Building 2. The acquisition of Building 2 is being funded entirely by Capital Contributions of the Members;

(3) The Members intend to replace the above loans with long term permanent financing to be made no earlier than the date which is 60 days after the Stabilization Date.

(b) In the event that Dividend Member shall be the Lender, SIP Member or an Affiliate of SIP Member will, upon request by the Dividend Member, deliver to Dividend Member for any Loan a guaranty of the customary non-recourse carveouts for fraud, misappropriation or misapplication of funds, or willful misconduct relating to such Loan.

(c) In the event that a third party shall be the Lender, SIP Member (or an Affiliate of SIP Member) will, upon request by such Lender, deliver to Lender a guaranty of the customary non-recourse carveouts for fraud, misappropriation or misapplication of funds, or willful misconduct relating to such Loan (SIP shall not receive any Capital Account credit for any payments made under such non-recourse guaranties, nor shall it have the right to indemnification from the Company). SIP Member or an Affiliate of SIP Member will, upon request by the Dividend Member, deliver to any Lender (x) an environmental guaranty, and (y) a completion and cost overrun guaranty.

ARTICLE 8

DISTRIBUTIONS

Section 8.1 Distributions in General. Except as expressly set forth in the approved Operating Budget or expressly consented to by Dividend Member, the Administrative Member shall distribute, in accordance with Sections 8.2 and 8.3, all Net Cash Flow quarterly (or in the case of Net Cash Flow comprising sale proceeds or refinancing proceeds, within fifteen (15) days after the Company receives such sale or refinancing proceeds).

Section 8.2 Distribution of Net Cash Flow. Net Cash Flow with respect to Building 1 for any particular period shall, subject to Section 6.4, be distributed to the Members in the following order of priority:

(a) First, to the Members in proportion to their respective applicable Additional Capital Sharing Ratios with respect to Building 1 until the Members have received aggregate distributions pursuant to this Section 8.2(a) equal to an Internal Rate of Return of 8.50% on their Capital Contributions with respect to Building 1 (provided that Construction Cost Overrun Contributions shall not be deemed to be Capital Contributions for purposes of calculating SIP Member’s Internal Rate of Return);

(b) Second, 85% to the Dividend Member and 15% to the SIP Member until Dividend Member has received aggregate distributions pursuant to Section 8.2(a) and this Section 8.2(b) equal to an Internal Rate of Return of 12.75% on its Capital Contributions with respect to Building 1;

(c) Third, 100% to the SIP Member until the SIP Member has received aggregate distributions pursuant to this Section 8.2 (other than distributions made pursuant to Section 8.2(a) to the extent such distributions constituted a return of the SIP Member’s Capital Contributions) equal to 30% of the aggregate Net Cash Flow with respect to Building 1 distributed to the Members pursuant to this Section 8.2 (other than distributions made pursuant to Section 8.2(a) to the extent such distributions constituted a return of the Members’ Capital Contributions); and

(d) Thereafter, 70% to Dividend Member and 30% to SIP Member.

Section 8.3 Distribution of Net Cash Flow. Net Cash Flow with respect to Building 2 for any particular period shall, subject to Section 6.4, be distributed to the Members in the following order of priority:

(a) First, to the Members in proportion to their respective applicable Additional Capital Sharing Ratios With respect to Building 2 until the Members have received aggregate distributions pursuant to this Section 8.3(a) equal to an Internal Rate of Return of 8.50% on their Capital Contributions with respect to Building 2 (provided that Construction Cost Overrun Contributions shall not be deemed to be Capital Contributions for purposes of calculating SIP Member’s Internal Rate of Return); and

(b) Thereafter, 70% to Dividend Member and 30% to SIP Member.

ARTICLE 9

CAPITAL ACCOUNTS, ALLOCATIONS, AND TAX MATTERS

Section 9.1 Capital Accounts.

(a) Establishment and Maintenance. A separate capital account (“Capital Account”) will be maintained for each Member. The Capital Account of each Member will be determined and adjusted as follows:

(1) Each Member’s Capital Account will be credited with the Member’s Capital Contributions, the Member’s distributive share of Profits, any items in the nature of income or gain that are specially allocated to the Member under Sections 9.3(c) or 9.3(d), and the amount of any Company liabilities that are assumed by the Member or secured by any Company property distributed to the Member.

(2) Each Member’s Capital Account will be debited with the amount of cash and the Gross Asset Value of any Company property distributed to the Member under any provision of this Agreement, the Member’s distributive share of Losses, and any items in the nature of deduction or loss that are specially allocated to the Member under Section 9.3(c) or 9.3(d).

(3) If any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee will succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(b) Modifications by Administrative Member. The provisions of this Section 9.1 and the other provisions of this Agreement relating to the maintenance of Capital Accounts have been included in this Agreement to comply with Section 704(b) of the Code and the Regulations promulgated thereunder and will be interpreted and applied in a manner consistent with those provisions. The Administrative Member may, with the consent of Dividend Member, modify the manner in which the Capital Accounts are maintained under this Section 9.1 to comply with those provisions, as well as upon the occurrence of events that might otherwise cause this Agreement not to comply with those provisions; however, without the unanimous consent of all Members, the Administrative Member may not make any modification to the way Capital Accounts are maintained if such modification would have the effect of changing the amount of distributions to which any Member would be entitled during the operation, or upon the liquidation, of the Company.

Section 9.2 Adjustment of Gross Asset Value. “Gross Asset Value”, with respect to any asset, is the adjusted basis of that asset for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed (or deemed contributed under Code Sections 704(b) and 752 and the Regulations promulgated thereunder) by a Member to the Company will be the fair market value of the asset on the date of the contribution, as determined by the Administrative Member and Dividend Member.

(b) The Gross Asset Values of all Company assets will be adjusted to equal the respective fair market values of the assets, as determined by the Administrative Member and Dividend Member, as of (1) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution, (2) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company if an adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company and (3) the liquidation of the Company within the meaning of Regulations Section 1.704-l(b)(2)(ii)(g).

(c) The Gross Asset Value of any Company asset distributed to any Member will be the gross fair market value of the asset on the date of distribution.

(d) The Gross Asset Values of Company assets will be increased or decreased to reflect any adjustment to the adjusted basis of the assets under Code Section 734(b) or 743(b), but only to the extent that the adjustment is taken into account in determining Capital Accounts under Regulations Section 1.704-l(b)(2)(iv)(m), provided that Gross Asset Values will not be adjusted under this Section 9.2 to the extent that the Administrative Member determines that an adjustment under Section 9.2(b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment under this Section 9.2(d).

(e) After the Gross Asset Value of any asset has been determined or adjusted under Section 9.2(a), 9.2(b) or 9.2(d), Gross Asset Value will be adjusted by the Depreciation taken into account with respect to the asset for purposes of computing Profits or Losses.

Section 9.3 Profits, Losses and Distributive Shares of Tax Items.

(a) Profits. Except as otherwise provided in Sections 9.3(c) and 9.3(d), Profits for any taxable year or other period shall be allocated among the Members to the extent necessary to cause the Adjusted Capital Account balance of each Member to equal the amount that would be distributable to such Member under Sections 8.2 and 8.3 hereof if, at the time of the allocation pursuant to this Section 9.3(a), the Company sold all of its remaining assets for an amount equal to their respective Gross Asset Values (i.e., for an amount such that no additional Profits or Losses are generated under clause (3) of the definition of those terms), repaid all Company liabilities (limited with respect to each non-recourse liability to the Gross Asset Value of such asset securing such liability), and distributed all remaining proceeds among the Members in accordance with Sections 8.2 and 8.3.

(b) Losses. Except as otherwise provided in Sections 9.3(c) and 9.3(d), Losses for any taxable year or other period shall be allocated among the Members to the extent necessary to cause the Adjusted Capital Account balance of each Member to equal the amount that would be distributable to such Member under Sections 8.2 and 8.3 hereof if, at the time of the allocation pursuant to this Section 9.3(b), the Company sold all of its remaining assets for an amount equal to their respective Gross Asset Values (i.e., for an amount such that no additional Profits or Losses are generated under clause (3) of the definition of those terms), repaid all Company liabilities (limited with respect to each non-recourse liability to the Gross Asset Value of such asset securing such liability), and distributed all remaining proceeds among the Members in accordance with Sections 8.2 and 8.3.

(c) Special Allocations. The following special allocations will be made in the following order and priority before allocations of Profits and Losses:

(1) Partnership Minimum Gain Chargeback. If there is a net decrease in Partnership Minimum Gain during any taxable year or other period for which allocations are made, before any other allocation under this Agreement, each Member will be specially allocated items of Company income and gain for that period (and, if necessary, subsequent periods) in proportion to, and to the extent of, an amount equal to such Member’s share of the net decrease in Partnership Minimum gain during such year determined in accordance with Regulations Section 1.704-2(g)(2). The items to be allocated will be determined in accordance with Regulations Section 1.704-2(g). This Section 9.3(c)(1) is intended to comply with the Partnership Minimum Gain chargeback requirements of the Regulations, will be interpreted consistently with the Regulations and will be subject to all exceptions provided therein.

(2) Partner Nonrecourse Debt Minimum Gain Chargeback. Notwithstanding any other provision of this Section 9.3 (other than Section 9.3(c)(1) which shall be applied first), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain with respect to a Partner Nonrecourse Debt during any taxable year or other period for which allocations were previously made, any Member with a share of such Partner Nonrecourse Debt Minimum Gain (determined under Regulations Section 1.704-2(i)(5)) as of the beginning of the year will be specially allocated items of Company income and gain for that period (and, if necessary, subsequent periods) in an amount equal to such Member’s share of the net decrease in the Partner Nonrecourse Debt Minimum Gain during such year determined in accordance with Regulations Section 1.704-2(g)(2). The items to be so allocated will be determined in accordance with Regulations Section 1.704-2(g). This Section 9.3(c)(2) is intended to comply with the Partner Nonrecourse Debt Minimum Gain chargeback requirements of the Regulations, will be interpreted consistently with the Regulations and will be subject to all exceptions provided therein.

(3) Qualified Income Offset. A Member who unexpectedly receives any adjustment, allocation or distribution described in Regulations Sections 1.704-l(b)(2)(ii)(d)(4), (5) or (6) will be specially allocated items of Company income and gain in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible.

(4) Nonrecourse Deductions. Nonrecourse Deductions for any taxable year or other period for which allocations are made will be allocated among the Members in proportion to their relative Capital Contributions.

(5) Partner Nonrecourse Deductions. Notwithstanding anything to the contrary in this Agreement, any Partner Nonrecourse Deductions for any taxable year or other period for which allocations are made will be allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which the Partner Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i).

(6) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset under Code Sections 734(b) or 743(b) is required to be taken into account in determining Capital Accounts under Regulations Section 1.704-l(b)(2)(iv)(m), the amount of the adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and the gain or loss will be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted under Regulations Section 1.704-l(b)(2(iv)(m).

(d) Curative Allocations. The allocations set forth in Section 9.3(c) (the “Regulatory Allocations”) are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2. The Regulatory Allocations may effect results which would be inconsistent with the manner in which the Members intend to divide Company distributions. Accordingly, the Administrative Member is authorized to divide allocations of Profits, Losses, and other items (other than Regulatory Allocations) among the Members, to the extent that they exist, so that the net amount of the Regulatory Allocations and the special allocations to each Member is zero. The Administrative Member will have discretion to accomplish this result in any reasonable manner that is consistent with Code Section 704 and the related Regulations.

(e) Tax Allocations - Code Section 704(c). For federal, state and local income tax purposes, Company income, gain, loss, deduction or expense (or any item thereof) for each fiscal year shall be allocated to and among the Members to reflect the allocations made pursuant to the provisions of this Section 9.3 for such fiscal year. In accordance with Code Section 704(c) and the related Regulations, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis to the Company of the property for federal income tax purposes and the initial Gross Asset Value of the property (computed in accordance with Section 9.2). If the Gross Asset Value of any Company asset is adjusted under Section 9.2(b), subsequent allocations of income, gain, loss and deduction with respect to that asset will take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the related Regulations. Any elections or other decisions relating to allocations under this Section 9.3(e) will be made in any manner that the Administrative Member determines reasonably reflects the purpose and intention of this Agreement. Allocations under this Section 9.3(e) are solely for purposes of federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Member’s Capital Account.

(f) Reporting. Members shall be bound by the provisions of this Section 9.3 in reporting their shares of Company income and loss for income tax purposes.

Section 9.4 Tax Returns. The Administrative Member shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making the elections described in Section 9.5. Each Member shall furnish to the Administrative Member all pertinent information in its possession relating to Company operations that is necessary to enable such income tax returns to be prepared and filed. In addition, the Administrative Member shall cause Schedule K-ls to be delivered to each Member on or before March 15 of each year for the preceding year.

Section 9.5 Tax Elections. The elections shall be made on the appropriate returns of the Company:

(a) to adopt the calendar year as the Company’s fiscal year (unless otherwise required by codes or regulations);

(b) to adopt the accrual method of accounting and to keep the Company’s books and records (other than Capital Accounts, which shall be maintained in accordance with Section 9.2 hereof) on the income-tax method;

(c) if there is a distribution of Company property as described in Section 734 of the Code or if there is a transfer of a Company interest as described in Section 743) of the Code, upon written request of any Member, to elect, pursuant to Section 754 of the Code, to adjust the basis of Company properties; and

(d) to elect to deduct or amortize the organizational expenses of the Company to the extent permitted by Section 709(b) of the Code.

No election shall be made by the Company or any Member to (x) exclude the Company from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state laws, or (y) treat the Company as an association taxable as a corporation for federal income tax purposes pursuant to Regulations Section 301.7701-3(c).

Section 9.6 Tax Matters Member. The Member serving as Administrative Member shall be the “tax matters partner” of the Company pursuant to Section 6231(a)(7) of the Code and Section 301.623 l(a)(7)-2 of the Regulations. As tax matters partner, such Member shall take such action as may be necessary to cause each other Member to become a “notice partner” within the meaning of Section 6223 of the Code. Such Member shall inform each other Member of all significant matters that may come to its attention in its capacity as tax matters partner by giving notice thereof within ten days after becoming aware thereof and, within such time, shall forward to each other Member copies of all significant written communications it may receive in such capacity. Such Member shall not take any action contemplated by sections 6222 through 6231 of the Code without the consent of Dividend Member. This provision is not intended to authorize such Member to take any action left to the determination of an individual Member under sections 6222 through 6231 of the Code.

Section 9.7 Allocations on Transfer of Interests. All items of income, gain, loss, deduction, and credit allocable to any interest in the Company that may have been transferred shall be allocated between the transferor and the transferee based upon that portion of the calendar year during which each was recognized as owning such interest, without regard to the results of Company operations during any particular portion of such calendar year and without regard to whether cash distributions were made to the transferor or the transferee during such calendar year; however, such allocation shall be made in accordance with a method permissible under Section 706 of the Code and the Regulations thereunder.

ARTICLE 10

WITHDRAWAL, DISSOLUTION, LIQUIDATION, AND TERMINATION

Section 10.1 Dissolution, Liquidation, and Termination Generally. The Company shall be dissolved upon the first to occur of any of the following:

(a) The sale or disposition of all of the assets of the Company and the receipt, in cash, of all consideration therefor;

(b) The determination of the Administrative Member and Dividend Member to dissolve the Company; and

(c) The occurrence of any event which, as a matter of law, requires that the Company be dissolved.

Notwithstanding the foregoing, if the Company is dissolved pursuant to Section 10.1(c) because an event described in Section 18-801(4) of the Act occurs with respect to a Member, then the other Members may elect to continue the Company business within 90 days after the Members have actual notice of such event, and, at the option of the electing Members, may admit a new Member to the Company with a capital sharing ratio determined by the electing Members. The capital sharing ratio of the electing Members then shall be proportionately reduced by the capital sharing ratio allocated to the new Member.

Section 10.2 Liquidation and Termination. Upon dissolution of the Company, unless it is continued as provided above, the Administrative Member shall act as liquidator or may appoint one or more other Persons as liquidator; however, if the Company is dissolved because of an event occurring with respect to the Administrative Member, the liquidator shall be one or more Persons selected in writing by the other Members. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein. The costs of liquidation shall be a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Administrative Member hereunder. The steps to be accomplished by the liquidator are as follows:

(a) as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a firm of certified public accountants acceptable to Dividend Member of the Company’s assets, liabilities, and operations through the last day of the calendar month in which the dissolution shall occur or the final liquidation shall be completed, as applicable;

(b) the liquidator shall pay all of the debts and liabilities of the Company or otherwise make adequate provision therefor (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c) all remaining assets of the Company shall be distributed to the Members as follows:

(1) the liquidator may sell any or all Company property and the sum of (A) any resulting gain or loss from each sale plus (B) the fair market value of such property that has not been sold shall be determined and notwithstanding the provisions of Article 9, Profit or Loss so realized or inherent in such property (that has not been reflected in the Capital Accounts previously) shall be allocated among the Members to the extent possible to cause the Capital Account balance of each Member to equal the amount distributable to such Member under Section 10.2(c)(2); and

(2) Company property shall be distributed to the Members as provided in Sections 8.2and 8.3.

Section 10.3 Deficit Capital Accounts. No Member shall be required to pay to the Company, to any other Member or to any third party any deficit balance which may exist from time to time in the Member’s capital account.

Section 10.4 Cancellation of Certificate. On completion of the distribution of Company assets, the Member (or such other person as the Act may require or permit) shall file a Certificate of Cancellation with the Secretary of State of Delaware, cancel any other filings made pursuant to Section 2.5, and take such other actions as may be necessary to terminate the existence of the Company.

ARTICLE 11

DIVIDEND CALL OPTION

Section 11.1 Exercise of Call Option. At any time after the Stabilization Date, either Member shall have the right to initiate the call mechanism set forth in this Article 11.

Section 11.2 Call Mechanism. Upon initiation of the call mechanism set forth in this Article 11, Dividend Member shall acquire the Membership Interests of the SIP Member (and any transferee of such other Member) in accordance with the following procedure:

(a) SIP Member may commence the call procedure by delivering written notice to Dividend Member to such effect.

(b) Dividend Member may commence, and within fifteen (15) days of the delivery of the notice described in subsection (a) above shall commence, the call procedure by delivery of written notice (the “Call Notice”) to the SIP Member designating a fair market value purchase price (the “Designated Price”) which shall be an all cash price for the Property in excess of all liens on the Property which Dividend Member would have the Company accept were an offer to be made by a third party.

(c) Within ten (10) days after the delivery of the Call Notice, SIP Member shall give written notice to Dividend Member as to whether or not (i) the SIP Member has actual knowledge of any pending or threatened litigation against the Company or relating to the Property of which Dividend Member does not have actual knowledge at such time and if so, listing and describing such litigation, and (ii) SIP Member or any Affiliate thereof has taken any action as of the date of its notice in violation of this Company Agreement or not in the ordinary course of business since the date of the most recent financial statement of the Company, and if so, giving a description thereof. If SIP Member’s notice discloses any matter which, in the reasonable judgment of Dividend Member, materially affects the value or marketability of the Property or SIP Member’s Membership Interests, Dividend Member shall have the right, at its option, to withdraw its Call Notice within ten (10) days after Dividend Member’s receipt of SIP Member’s notice under this Section by giving written notice thereof to SIP Member.

(d) Within ten (10) days after the delivery of any Call Notice, SIP Member shall elect, by notice to the Dividend Member, either to sell its Membership Interests to Dividend Member or, if SIP Member believes that the Designated Price does not reflect fair market value of the Property and SIP Member has attempted in good faith to reach agreement with Dividend Member during such 10-day period, initiate the Fair Market Valuation mechanism set forth in Section 11.3 below. In its election to commence the Fair Market Valuation mechanism, SIP Member shall include its proposed Designated Price. Failure by SIP Member to make an election within such 10-day period shall be an election by SIP Member to accept the Designated Price, and the purchase price for the Membership Interests to be conveyed shall be the amount which SIP Member would have received had the Property been sold at the Designated Price and the proceeds thereof distributed in accordance with Article 8 of this Agreement. If SIP Member initiates the Fair Market Valuation Mechanism, then the purchase price for the Membership Interest to be conveyed shall be the amount SIP Member would have received had the Property been sold at the price determined pursuant to Section 11.3. The transactions contemplated by this subsection shall be consummated within thirty (30) days after the end of the period within which SIP Member is to make the election contemplated by this subsection or within thirty (30) days after SIP Member makes its election, whichever first occurs.

(e) The closing (“Closing”) of the transactions contemplated by this Section shall occur during normal business hours at the principal place of business of the Company or such other place as the parties to such transactions may mutually agree upon. At the closing, Dividend Member shall simultaneously with the transfer satisfy each and every Company obligation (including liens on the Property) (A) which has become due as a result of such purchase and sale, or (B) for which SIP Member could have personal liability of any kind or nature after the Closing and as to which Dividend Member has not obtained the unconditional release of SIP Member from the obligee of such obligation. The time and date of the Closing shall be specified by Dividend Member by at least ten (10) days prior notice to SIP Member. At the Closing SIP Member shall execute such assignments of Membership Interests and other documents and assurances as Dividend Member may reasonably require to consummate the sale and vest in Dividend Member or its nominee the entire right, title and interest of SIP Member in the Company; provided, however, that all instruments executed in connection with such Closing shall be without recourse, representation or warranty whatsoever except that SIP Member shall represent that (i) the Membership Interests being sold by it are free and clear of all liens, encumbrances and rights of others, (ii) it has full right and authority to sell such Membership Interests and that the sale has been duly authorized, (iii) that the notices given by such Member under Section 11.2(b) were true and correct and that since the date of such notice the selling Member has not taken any action in violation of this Agreement. All expenses of the transactions contemplated hereby relating to the transfer of Membership Interests, other than the fees of counsel to SIP Member, shall be paid by Dividend Member. Pending the Closing, the Property shall be operated and maintained and the business of the Company conducted consistent with prior practices and the then current Operating Budget. On the date preceding the Closing, the Company shall make a distribution of any distributable funds then available.

(f) The purchase price for the interests being sold and all other amounts payable in connection with the transactions contemplated hereby shall be payable at the Closing by federal wire transfer of immediately available funds or, at the option of the SIP Member, in accordance with Schedule 11.2(f). On the 31st day after the Call Notice (or if such day is not a

Business Day, on the first Business Day thereafter) Dividend Member shall deposit in escrow with a bank or title insurance company designated by SIP Member an amount equal to five percent (5%) of the sum of (i) the purchase price for the Membership Interests of SIP Member, plus (ii) SIP Member’s pro rata share of the unpaid balance of all mortgage loans to which the Property is subject, such amount to be credited to the purchase price payable to SIP Member at the Closing. In the event of default by Dividend Member, SIP Member may, as its sole remedies for such default terminate the sale and retain the deposit as liquidated damages.

(g) If SIP Member fails to perform its obligations contained in this Section, Dividend Member may, in addition to its other remedies set forth in this Agreement, enforce its rights by an action for specific performance.

(h) Dividend Member, in lieu of purchasing the interest of SIP Member, may elect to cause the Company to convey and transfer the assets of the Company to Dividend Member or its nominee provided that Dividend Member (i) pays all transfer taxes, recording fees and other costs in connection with such conveyance and transfer, and (ii) such conveyances and transfers shall not result in the diminution of the net sale proceeds to SIP Member (after payment of all federal, state, local and other taxes or levies with respect thereto) relative to the net sale proceeds SIP Member would have retained upon the sale of the interest of SIP Member in the Company to Dividend Member.

Section 11.3 Fair Market Valuation. In the event that the Members fail to reach agreement on the fair market value of the Property, the fair market value used to calculate the purchase price for the sale and purchase pursuant to his Article 11 shall be determined in accordance with Schedule 11.3 attached to this Agreement.

ARTICLE 12

MISCELLANEOUS PROVISIONS

Section 12.1 Notices. All notices provided for or permitted to be given pursuant to this Agreement must be in writing and shall be given or served by (a) depositing the same in the United States mail addressed to the party to be notified, postpaid and certified with return receipt requested, (b) depositing the same with a national overnight delivery service company which tracks deliveries, addressed to the party to be notified, with all charges paid and proof of receipt requested, (c) by delivering such notice in person to such party, or (d) by facsimile. All notices are to be sent to or made at the addresses set forth on the signature pages hereto. All notices given in accordance with this Agreement shall be effective upon delivery at the address of the addressee. Each Member shall have the right from time to time to change its address by written notice to the other Member(s).

Section 12.2 Governing Law. This Agreement and the obligations of the Members hereunder shall be construed and enforced in accordance with the laws of the State of Delaware, excluding any conflicts of law rule or principle which might refer such construction to the laws of another state or country. Each Member submits to the jurisdiction of the state and federal courts in the State of Delaware.

Section 12.3 Entire Agreement; Amendments. This Agreement and its exhibits constitute the entire agreement between the Members relative to the formation of the Company. Except as otherwise provided herein, no amendments to this Agreement shall be binding upon any Member unless set forth in a document duly executed by such Member.

Section 12.4 Waiver. No consent or waiver, express or implied, by any Member of any breach or default by any other Member in the performance by the other Member of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Member of the same or any other obligation hereunder. Failure on the part of any Member to complain of any act or to declare any other Member in default, irrespective of how long such failure continues, shall not constitute a waiver of rights hereunder.

Section 12.5 Severability. If any provision of this Agreement or the application thereof to any Person or circumstances shall be invalid or unenforceable to any extent, and such invalidity or unenforceability does not destroy the basis of the bargain between the parties, then the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 12.6 Ownership of Property and Right of Partition. A Member’s interest in the Company shall be personal property for all purposes. No Member shall have any right to partition the property owned by the Company.

Section 12.7 Involvement of Members in Certain Proceedings. Should any Member become involved in legal proceedings unrelated to the Company’s business in which the Company is required to provide books, records, an accounting, or other information, then such Member shall indemnify the Company from all expenses incurred in conjunction therewith.

Section 12.8 Interest. No amount charged as interest on loans hereunder shall exceed the maximum rate from time to time allowed by applicable law.

Section 12.9 Attorneys’ Fees. In the event of any action or proceeding brought by either Member against the other under this Agreement, the prevailing party shall be entitled to recover all costs and expenses, including attorneys’ fees, in such action and proceeding in such amount as the court may adjudge reasonable. The prevailing party shall be determined by the court based upon an assessment of which party’s major arguments made or positions taken in the proceedings could fairly be said to have prevailed over the other party’s major arguments or positions on major disputed issues.

Section 12.10 Consent. The Members hereby authorize Dividend Member to execute and deliver any and all documents Dividend Member deems appropriate on behalf of the Company in connection with the acquisition of the Property.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused the signatures of their duly authorized representatives to be set forth below on the day and year first above written.

SIP 4, L.P., a Georgia limited partnership

	By:	Seefried Industrial Properties, Inc., a Georgia corporation, its general partner

By:

Address for Notice: c/o Seefried Industrial Properties, Inc. 4200 Northside Parkway, N.W. Building 1, Suite 300 Atlanta, GA 30327-3075 Attn: Mr. Robert S. Rakusin Phone: 404-233-0204 Fax: 404-266-3864		With a copy to: A. Summey Orr III Holland & Knight LLP 1201 West Peachtree Street Suite 2000 Atlanta, Georgia 30309 Phone: 404.898.8102 Fax: 404.881.0470

DCT Veterans Corporate Center LLC

	By:	Dividend Capital Operating Partnership LP, a Delaware limited partnership

		By:	Dividend Capital Trust Inc., a Maryland corporation, its sole general partner

By:

Address for Notice:		with a copy to:

c/o Dividend Capital Trust Inc. 3340 Peachtree Rd., NE 100 Tower Place Suite 2675 Atlanta Georgia 30326 Phone: 404-846-6823 Fax: 404-846-6829		Milos Markovic Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606 Phone: 312-701-7202 Fax: 312-706-8505